SCHEDULE 13G (Amendment No. 5)
USAir Group, Inc.
Common Stock $1.00 par value




Cusip #:  911-905-10-7
Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4  Delaware
Item 5:  None
Item 6:  8,543,400
Item 7:  None
Item 8:  8,543,400
Item 9:  8,543,400
Item 11: 9.4%
Item 12:  IA



Cusip #:  911-905-10-7
Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  None
Item 6:  7,791,500
Item 7:  None
Item 8:  7,791,500
Item 9:  7,791,500
Item 11: 8.6%
Item 12:  IA



Cusip #:  911-905-10-7
Item 1:  Reporting Person - Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  None
Item 6:  16,334,900
Item 7:  None
Item 8:  16,334,900
Item 9:  16,334,900
Item 11: 18.0%
Item 12:  IN

Item 1(a):  USAir Group, Inc.

Item 1(b):  2345 Crystal Drive, Arlington,
Virginia 22227

Item 2(a) This statement is filed on behalf of Tiger Management L.L.C.("TMLLC") and
Tiger Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr. is the ultimate controlling person of TMLLC and TPLLC.

Item 2(b):  The address of each reporting
person is 101 Park Avenue, New York, NY
10178

Item 2(c):  Incorporated by reference to
item (4) of the cover page pertaining to each reporting person.

Item 2(d):  Common Stock $1.00 par value

Item 2(e):  911-905-10-7

Item 3: TMLLC and TPLLC are investment advisers registered under Section 203 of the Investment
Advisers Act of 1940.
Item 4:  Ownership as of October 1, 1997 is
incorporated by reference to items (5) - (9) and
(11) of the cover page pertaining to each reporting person. On February 12, 1997 the
Reporting Persons reported an aggregate common stock ownership of 15,846,800 which represented approximately 24.7% of common shares outstanding. As of October 1, 1997, Reporting
Person held 16,334,900 shares of common stock.
These shares represent an aggregate of 18.0% of common shares outstanding due to an increase in the number of common shares outstanding.
Item 5:  Not applicable
Item 6:  Other persons are know to have the
right to receive dividends from or proceeds from the sale of such securities.
The interests of two such persons, The Jaguar
Fund N.V., a Netherlands Antilles corporation, and Tiger, a New York limited partnership, are each more than 5%.
Item 7:  Not applicable
Item 8:  Not applicable

Item 9:  Not applicable

Item 10: By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. October 1, 1997
TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial Officer


JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman

Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT
The undersigned agree that this Amendment No. 5
to Schedule 13G dated October 1, 1997 relating
to shares of common stock of USAir Group, Inc.
shall
be filed on behalf of each of the
undersigned.
TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial Officer
TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman, Chief Financial
Officer
JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95